Exhibit 4.23



Date:  10 March 2003

Mr Jean de Yturbe
24, ru du bac
75007 Paris
FRANCE

Dear Jean,

Appointment as Non-executive Director of Cordiant Communications Group plc ("the Company")

Following the termination of your executive duties with effect from 5 March 2003, on behalf of the Board, I set out below the terms agreed for your appointment as a non-executive director of the Company.

1.   Appointment

     You were appointed to the Board on 16 December 1997. Your appointment as a non-executive director of the Company commenced with effect from 5 March 2003 and, subject to Clause 7, will be for an initial fixed period of one year from the date of appointment. The Board may, in its absolute discretion, renew your appointment for a further fixed period of one year (the "Renewal Period") from the expiry of the initial fixed period.

2.   Duties

     2.1 You will continue to be subject to the normal legal duties and responsibilities of a director.

     2.2 We expect you to help the Board to provide the Company with sound leadership, as well as ensuring high standards of corporate governance and financial probity and effectiveness of the management team.

     2.3 You are expected to attend each meeting of the Board and of any committees to which you are appointed, the Annual General Meeting and any Extraordinary General Meetings of the Company.

     2.4 Appropriate office and secretarial facilities will be made available to you on seven days' notice made to the Company Secretary.

     2.5 You will be provided with reports on a monthly basis outlining the current performance of the Group and you are welcome to request further information about any part of the Group or to visit any of the Group's operations at any time.

     2.6 You will be expected to attend certain functions during the year at which many of the Company's management will be present.

     2.7 During your appointment, you will continue to comply with the Company's Code of Conduct, which incorporates the UK Listing Authority Model Code for Securities Transactions by Directors of Public Companies and be subject generally to Cordiant's Group Policies and Procedures.
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3.   Powers

     A schedule of the authorities and powers specifically vested in the Board and its various committees, and the authorities that we have delegated to the Chief Executive Officer and his colleagues will be sent to you separately by the Company Secretary,

4.   Fees

     4.1 For your duties as a non-executive director, the Company will pay you an annual director's fee of (pound)20,000 (or such other fee as may be determined in accordance with the Company's Articles of Association) in equal quarterly instalments in arrears (subject to deduction of tax and national insurance contributions).

     4.2 The Company will pay you allowances in connection with your duties as a non-executive director in the amounts set out below (or such other amount(s) as may from time to time be determined by the Company in general meeting), in each case exclusive of value added tax but subject to deduction of tax and national insurance contributions (if applicable):-

     4.2.1 (pound)600 for each meeting of the directors of the Company or any committee thereof which you attend in person;

     4.2.2 (pound)500 for each meeting of the directors of the Company or any committee thereof which you attend by telephone; and

     4.2.3 (pound)250 per calendar quarter for you acting as Chairman of any committee of the directors of the Company.

     4.3 You will not be entitled to participate in any Company share, bonus or pension schemes or other benefit in kind arrangements of the Company. The Company does, however, currently maintain indemnity insurance for its directors, details of which are available from the Company Secretary.

     For the avoidance of doubt, this clause 4.3 does not affect options already granted over the Company's shares under existing share option schemes (as listed in Appendix 1), which options will continue in force subject always to the rules of the respective scheme.

5.   Expenses

     5.1 The Company will reimburse you in full for all reasonable out of pocket expenses which you may properly incur in the course of performing your duties as a non-executive director in accordance with the Company's normal procedures.

     5.2 You may, with the approval of the Board, be reimbursed for your legal costs in seeking separate independent legal advice about your responsibilities as a director of the Company, should circumstances arise in which it becomes necessary for your to do so.

6.   Review

     The Board will review your contribution and effectiveness with you annually.

7.   Termination

     7.1 Your appointment will at all times be terminable by your resignation or removal from office under the Articles of Association. If you wish to resign, you should give the Company one month's notice of your intention to do so to enable a replacement to be appointed and announcements to be made.

     7.2 Your appointment will terminate automatically upon:-

     7.2.1 the expiry of the initial period, unless renewed, in which case the expiry of the Renewal Period;

     7.2.2 your vacating office under Article 103 of the Articles of Association; or

     7.2.3 your being removed from office as a director by any resolution duly proposed and passed by the members of the Company.

     7.3 On termination of your appointment, for whatever reason, you will not be entitled to any compensation for loss of office.

8.   Disclosure of Interests

     You are reminded that you are required to notify the Company Secretary of any interests of both yourself and your family of which you and the Company need to be aware in order to avoid any conflict of interests and in order to comply with statutory requirements. If you have any questions regarding this disclosure, please speak to the Company Secretary.

Please confirm your agreement to these terms by signing the enclosed copy letter and returning it to the Company Secretary.

Yours sincerely,
For and on behalf of Cordiant Communications Group plc




/s/[Authorized Person]
----------------------
Chairman



I agree to the terms and conditions set out above relating to my appointment as a non-executive director of the Company.



/s/ Jean de Yturbe                              March 10, 2003
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Jean de Yturbe                                  Date